Exhibit 99.2

December 6, 2001

ISCO International
451 Kingston Court
Mount Prospect, IL 60056
Attn: Frank Cesario
          Controller

Dear Ladies and Gentlemen:

This is to confirm our agreement that effective the date hereof MacKenzie Partners, Inc. (“MacKenzie Partners”) has been engaged by ISCO International (the “Company”) as information agent for its proposed rights offering and to perform the Services (as defined below). MacKenzie Partners will perform customary services to the Company, including: assisting in the coordination of all printing activities and advertisement placement if required, establishing contacts with brokers, dealers, banks and other nominees on your behalf, facilitating the distribution of materials to the un-registered and beneficial owners and to other interested parties, providing information to securityholders from the materials including providing a dedicated toll-free line for all stockholder queries, payment of all broker forwarding invoices, subject to collection from you of monies for this purpose and providing such other advisory services as may be requested from time to time by the Company (collectively, the “Services”).

The Services shall commence upon receipt of a signed copy of this Agreement and shall automatically expire thirty days after the expiration date of the rights offering. You may terminate this Agreement at any time upon written notice to MacKenzie Partners. In consideration of the Services you agree to pay MacKenzie Partners the following:

1.	The fee for the Services will be $6,500. In the event you also request us to provide any services not contemplated by this agreement, you also agree to pay us an additional amount, if any, to be mutually agreed upon based on such services provided by MacKenzie Partners, payable upon expiration, termination or cancellation of the assignment.

2.	MacKenzie Partners’s reasonable out-of-pocket expenses which shall include but not be limited to: telephone and telecopier charges; copying costs; messenger services; financial advertising; electronic news distribution; news wire service charges; transportation, meals and lodging (subject to prior approval); data processing; and mailing, postage and courier costs.

You agree that information and data which you furnish to us, whether written, oral (if furnished to us by an officer of the Company specifically for our use in connection with this engagement) or pictorial, will be true, accurate and complete to the best of the Company’s knowledge in all material respects and we are authorized to rely upon it, as well as any information or data received from third parties with your permission and on your behalf, as true, accurate and complete in all material

ISCO International
December 8, 2001

respects. You agree to review carefully any materials which we prepare for you pursuant to this Agreement and to promptly advise if, in your reasonable opinion, these materials are materially false, inaccurate or incomplete.

You agree to indemnify and hold us and our employees harmless against any losses, claims, damages, liabilities or expenses (including, without limitation, reasonable legal and other related fees and expenses) to which we may become subject arising from or in connection with the Services or matters which are the subject of this Agreement; provided, however, that you shall not be liable under this sentence in respect of any loss, claim, damage, liability or expense which was the result of our gross negligence, bad faith or willful misconduct. The Company will not be liable under this indemnity unless we give you prompt written notice of any related claim or action brought against us. At your election, you may assume the defense of any such claim or action. The provisions of this paragraph shall indefinitely survive the period of this Agreement. We agree not to settle any litigation in connection with any claim or liability with respect to which we may seek indemnification from you without your prior written consent.

We will hold in confidence and will not use nor disclose to third parties information we receive from you or your agents or information developed by MacKenzie Partners based upon such information we receive, except for information which was public at the time of disclosure or becomes part of the public domain without disclosure by us or information which we learn from a third party which does not have an obligation of confidentiality to you.

This Agreement shall be interpreted according to and governed by the laws of the State of New York. All information shall be sent to your address as above written or such other address as you may advise us in writing, or orally confirmed in writing. This Agreement represents the entire understanding of the parties with respect to the subject matter hereof, superseded any and all prior understandings, oral or written, relating hereto and may not be changed orally. Any waiver or change of any of the provisions hereof must be in writing and signed by the parties hereto. The failure of either party hereto at any time to require performance by the other party of any provision hereof shall not affect the right of such party to require performance at any time thereafter.

Please confirm that the foregoing is in accordance with your understanding by signing and returning to us the enclosed duplicate of this letter.

Sincerely, /s/ Larry Dennedy	Agreed to as of the date first written above. /s/ Charles Willes

MacKenzie Partners, Inc. By: Larry Dennedy Lawrence E. Dennedy	ISCO International, Inc. By: Charles Willes NAME:
Senior Vice President	TITLE:

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